UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Titan Exploration Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company’s Incorporation or Organization)

Canetic Resources Trust
(Name of Person(s) Furnishing Form)

Class A Shares
Class B Shares
(Title of Class of Subject Securities)

888291101 (Class A Shares)
888291200 (Class B Shares)
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

November 14, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

	•	Offer to Purchase and Circular, dated November 13, 2007 (the “Circular”)*

	•	Letter of Transmittal (Class A Shares)*

	•	Letter of Transmittal (Class B Shares)*

	•	Notice of Guaranteed Delivery*

	•	Notice of Extension, dated December 19, 2007**

	•	Notice of Conversion, dated December 21, 2007

Item 2.	Informational Legends

See the third page of the Circular and the fourth page of the Notice of Extension.

*              Incorporated by reference to the Form CB filed on November 14, 2007 by the person furnishing this Form.

**           Incorporated by reference to the Amendment No. 1 to Form CB filed on December 20, 2007 by the person furnishing this Form.

NOTICE OF CONVERSION

To:                              Holders of Class B Shares (“Class B Shares”) of Titan Exploration Ltd. (“Titan”)

TAKE NOTICE THAT Titan has exercised its right to convert all of the Class B Shares outstanding effective on December 26, 2007 (the “Conversion Date”).  The Conversion Price per Class B Share shall be satisfied by delivering that number of Class A Shares (“Class A Shares”) of Titan multiplied by the Conversion Rate, the product of which will be rounded to the next highest whole Class A Share.

The Conversion Rate will be determined by dividing $10.00 by the greater of: (i) $1.00; and (ii) the Current Market Price of the Class A Shares at the Conversion Date.  The Current Market Price of the Class A Shares will be equal to the weighted average Trading Price per share for the Class A Shares for the 30 consecutive trading days preceding December 14, 2007, the date the Conversion Price was determined.

Based on the 30-day weighted average trading price of the Class A Shares, the Conversion Rate would be $2.59 and each Class B Share would be converted into 3.861 Class A Shares.

All defined terms not otherwise defined herein shall have the meaning set forth in the articles of Titan.

Dated: December 21, 2007.

TITAN EXPLORATION LTD.

(signed) “Brian Evans”
Brian Evans, Director

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Form CB on November 14, 2007, the person furnishing this Form filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

Any change in the name or address of the agent for service of process of Canetic Resources Trust shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 21, 2007.

CANETIC RESOURCES TRUST
By: Canetic Resources Inc., its administrator

By:	/s/ Brian D. Evans
Name:	Brian D. Evans
Title:	Vice-President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

1.1	Press release, dated October 18, 2007.*

1.2	Press release, dated December 20, 2007.**

1.3	Press release, dated December 21, 2007.

2.1	Annual information form dated March 23, 2007 (incorporated by reference to the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2007 (File No. 1-32728)).

2.2

Audited comparative consolidated financial statements as at and for the year ended December 31, 2006, together with the notes thereto and the auditors’ report thereon (incorporated by reference to the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2007 (File No. 1-32728)).

2.3

Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2006 (incorporated by reference to the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2007 (File No. 1-32728)).

2.4

Unaudited comparative interim consolidated financial statements as at and for the three and nine months ended September 30, 2007 (incorporated by reference to Exhibit 99.1 to the Form 6-K of Canetic Resources Trust furnished on November 13, 2007 (File No. 1-32728)).

2.5

Management’s discussion and analysis of financial condition and results of operations as at and for the three and nine months ended September 30, 2007 (incorporated by reference to Exhibit 99.2 to the Form 6-K of Canetic Resources Trust furnished on November 13, 2007 (File No. 1-32728)).

2.6

Information Circular - Proxy Statement relating to the annual and special meeting of Unitholders held on May 9, 2007 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on April 18, 2007 (File No. 1-32728)).

2.7

Information Circular - Proxy Statement dated March 24, 2006 relating to the annual meeting of Unitholders held on May 9, 2006 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on April 7, 2006 (File No. 1-32728)).

2.8

Differences between Canadian and United States generally accepted accounting principles as at and for the years ended December 31, 2006 and 2005, together with the auditors’ report thereon (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-10 of Canetic Resources Trust filed on August 9, 2007 (File No. 333-145273)).

2.9	Business acquisition report dated November 8, 2006 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on July 24, 2007 (File No. 1-32728)).

2.10

Material change report, dated November 7, 2007, with respect to the proposed combination of Penn West Energy Trust and Canetic Resources Trust (incorporated by reference to Exhibit 99.2 to the Form 6-K of Canetic Resources Trust furnished on November 7, 2007 (File No. 1-32728)).

*                                         Incorporated by reference to the Form CB filed on November 14, 2007 by the person furnishing this Form.

**                                  Incorporated by reference to the Amendment No. 1 to Form CB filed on December 21, 2007 by the person furnishing this Form.